2021 Fourth Quarter Results Exhibit 3

This presentation contains forward-looking statements. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “assume,” “might,” “continue,” “would,” “can,” “consider,” “envision,” “foresee,” “target,” “strategy,” “should,” “could,” “anticipate,” “estimate,” “expect,” “plan,” “believe,” “predict,” “potential” and “intend” or other similar words. These forward-looking statements reflect CEMEX Holdings Philippines, Inc.’s ("CHP") current expectations and projections about future events based on CHP’s knowledge of present facts and circumstances and assumptions about future events, as well as CHP’s current plans based on such facts and circumstances. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from CHP’s expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on CHP or its subsidiaries (together, the “CHP Group”), include, but are not limited to, the cyclical activity of the construction sector; the CHP Group’s exposure to other sectors that impact the CHP Group’s business, such as, but not limited to, the energy sector; general political, social, economic, health and business conditions in the markets in which the CHP Group operates or that affect its operations, including any nationalization or privatization of any assets or operations; competition in the markets in which the CHP Group offers its products and services; the regulatory environment, including environmental, tax, antitrust and acquisition-related rules and regulations; the CHP Group’s ability to satisfy its debt obligations and the ability of CEMEX, S.A.B. de C.V. (“CEMEX”), the ultimate parent company of the major shareholder of CHP, to satisfy CEMEX’s obligations under its material debt agreements, the indentures that govern CEMEX’s senior notes and CEMEX’s other debt instruments; the CHP Group’s and CEMEX’s ability to refinance their existing indebtedness; availability of short-term credit lines, which can assist the CHP Group in connection with market cycles; the impact of CEMEX’s below investment grade debt rating on the CHP Group’s and CEMEX’s cost of capital; loss of reputation of the CHP Group’s brands; the CHP Group’s and CEMEX’s ability to consummate asset sales and fully integrate newly acquired businesses; the CHP Group’s ability achieve cost-savings with its cost-reduction initiatives and implement the CHP Group’s pricing initiatives for the CHP Group’s products; the increasing reliance on information technology infrastructure for the CHP Group’s operations, sales in general, sales invoicing, procurement, financial statements and other processes that can adversely affect operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subject to cyber-attacks; changes in the economy that affect demand for consumer goods, consequently affecting demand for the CHP Group’s products and services; the impact of pandemics, epidemics or outbreaks of infectious diseases and the response of governments and other third parties, including with respect to COVID-19, which have affected and may continue to adversely affect, among other matters, supply chains, international operations, availability of liquidity, investor confidence and consumer spending, as well as availability of, and demand for, the CHP Group’s products and services; weather conditions, including but not limited to, excessive rain and snow, and disasters such as earthquakes and floods; trade barriers, including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from free trade agreements; terrorist and organized criminal activities as well as geopolitical events; declarations of insolvency or bankruptcy or becoming subject to similar proceedings; weather conditions; natural disasters and other unforeseen events (including global health hazards such as COVID-19); and the other risks and uncertainties described in CHP’s public filings. Readers are urged to read these presentations and carefully consider the risks, uncertainties and other factors that affect the CHP Group’s business. The information contained in these presentations is subject to change without notice, and CHP is not obligated to publicly update or revise forward-looking statements. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to the CHP Group’s prices for products sold or distributed by the CHP Group. Copyright CEMEX Holdings Philippines, Inc. and its subsidiaries

Fourth Quarter 2021 Update Typhoon Odette1 struck the central and southern part of the Philippines in mid-December and disrupted our operations in Cebu. As a result, the national government declared a state of calamity in 6 regions2. The category 5 typhoon is estimated to be one of the costliest3 typhoons in Philippine history. While APO Cement experienced property damage due to Typhoon Odette, major plant equipment did not sustain damage. APO Plant was operational after the typhoon, but volumes were impacted due to recovery efforts and infrastructure damage. We worked with the local government of Naga, Cebu to provide essential supplies to the affected nearby communities. APO’s Emergency Response Team supported safety and clearing efforts in Naga. Conditions improved in January, as key infrastructure was gradually restored. 1 International name: Rai 2 Mimaropa (Region 4-B), Western Visayas (Region 6), Central Visayas (Region 7), Eastern Visayas (Region 8), Northern Mindanao (Region 10), and Caraga (Region 13) 3 Based on estimates by the National Disaster Risk Reduction and Management Council (NDRRMC)

Full Year 2021 Highlights APO Cement Plant Second-highest annual record for cement production volume1 Lowest total cement clinker factor in the last 13 years Increased use of refuse-derived fuel, beyond historical levels Solid Cement Plant Highest monthly cement production Lowest monthly cement clinker factor Record level of secondary fuels 11% decrease in distribution expenses, with higher customer pick-up orders and supply chain efficiencies 56% lower financial expenses versus the previous year, supported by payments to reduce debt levels 1 APO Plant was on track to achieve highest annual record for cement production volume prior to Typhoon Odette

Improving Our Customer’s Experience 2021 marked the third year of CEMEX Go in the Philippines. The digital platform allows our customers to purchase products, track deliveries, and manage orders in real-time. Increasing use of our online booking system for pick-up transactions and paperless invoice system since launching in 2021 Customers have fully adopted our Electronic Authority to Withdraw (“eATW”) digital solution, for a contactless pick-up experience. Our customer satisfaction rating, as measured by our Net Promoter Score, returned to its peak level in the second half of 2021.

Nearly all employees and contractors have been vaccinated for COVID-19. Supported local government vaccination programs by making our facilities at Solid and Apo Plants available as vaccination sites. Implemented additional COVID-19 protocols to require full vaccination1 to enter our plants, facilities, and offices Solid Plant, APO Plant, and six of our distribution centers received Safety Seal Certifications from the Department of Labor and Employment. This safety seal certification recognizes our facilities to be compliant with public health standards and safety protocols. Behaviors That Save Lives 1 In compliance with Inter-Agency Task Force for the Management of Emerging Infectious Diseases (IATF) Resolution No. 148-B

APO & RIZAL PORTLAND CEMEX PH’S LOWEST CO2 PRODUCT YET Low carbon by design, APO and RIZAL Portland are especially produced to have at least 40% lower CO2 footprint! APO & RIZAL PORTLAND HIGH STRENGTH HIGH PERFORMANCE, LOW CO2 APO & RIZAL High Strength cement is a certified Vertua CLASSIC product – and reduces CO2 emissions by 15-25%. Rolling out CEMEX's family of sustainable products

Sustainability and Climate Action Evolving to high-quality, eco-friendly products Now offering APO and Rizal “High Strength Vertua Classic” and “Portland Vertua Ultra” Co-processing more waste than our operations generate Actively collaborating with local government units, organizations, and communities for waste management initiatives. Commissioning of 4.5-megawatt waste-heat recovery facility1 in APO Cement Plant is currently ongoing 1 Similar to the existing 6-megawatt waste heat recovery facility in Solid Plant

Solid Cement Plant New Line In December 2021, SOLID Cement Corporation (“SOLID”) terminated the construction contract with the previous contractor which covers the construction and installation of the 1.5 million metric tons per year integrated cement production line. Termination was due to the delay in the implementation of construction/installation works In February 2022, SOLID engaged several contractors who will continue with the construction and installation of the new line.  The contractors for the works are Atlantic Gulf and Pacific Company of Manila, Inc. (“AG&P”) and Betonbau Phil., Inc. Expected completion of construction: March 2024 Expected total investment of US$356 million1 CHP expects that the additional investment requirements could be sourced from one and/or any combination of the following options: free cash flow, debt from any subsidiary of CEMEX, S.A.B. de C.V. (the ultimate parent company of CHP), and/or debt from one or more financial institutions. 1 Revised from US$ 259 million previously

For the fourth quarter, domestic cement volumes decreased by 2% year-over-year due to adverse weather conditions, including Typhoon Odette. Despite fourth quarter performance due to typhoon, 2021 cement volumes increased 7%. For the fourth quarter, our domestic cement prices were 3% higher year-over-year due to price adjustments implemented during the year. 2021 decline in our domestic cement prices due to product mix driven by higher proportion of customer pick-up sales. Net of freight charges, our 2021 domestic cement prices were flat. Domestic Cement Volumes and Prices

Net Sales For 2021, net sales increased by 6% year-over-year due to higher volume, supported by the easing of quarantine restrictions on our industry. Net sales for the fourth quarter were flat resulting from disruptions due to Typhoon Odette. Net Sales1 1 Millions of Philippine Pesos +6% 0%

Construction Employment and Private Sector Construction sector employment remained above January 2020 level. Residential sector capital formation was 16% higher year-over-year in 4Q21. Growing remittances supportive of residential demand, but challenged by inflation and COVID-19 pandemic. Non-residential sector capital formation grew 3% year-over-year in 4Q21. Easing restrictions nationwide improved mobility and operational capacity of the non-residential sector. Sources: Bangko Sentral ng Pilipinas, Colliers, Jones Lang Lasalle, Philippine Statistics Authority Employment in Construction (M Persons) Gross Fixed Capital Formation in Construction (YoY Growth) % %

Public Sector Year-to-date November 2021 Infrastructure disbursements up 39% versus same period 2020 The government has been expediting infrastructure projects in 2021 in anticipation of the construction ban on new public projects due to elections on May 9, 2022. Disbursements on Infrastructure and Capital Outlays (in PHP billion) Refers to year-over-year growth % Source: Department of Budget and Management

Cost of Sales Cost of sales increased in 2021 due to the use of purchased clinker1 and higher power cost. Increase in 4Q21 cost of sales reflects use of purchased clinker, APO Plant shutdown expenses2 and higher fuel costs We consumed all our purchased clinker inventory in 4Q21. Higher coal prices in 4Q21 Total 2021 fuel cost was 1% lower mainly due to the use of purchased clinker, and supported by higher substitution of secondary fuels. Total 2021 power cost was up by 18% due to higher production volume, increased electricity rates, and a rebate from the wholesale electricity spot market received in 2020. Cost of Sales (% of net sales) Fuel and Power (% of cost of sales) 1 Purchased additional clinker on a one-off basis to support production requirements 2 APO Cement Plant executed scheduled major kiln shutdown towards the end of 3Q21

Operating Expenses Total 2021 operating expenses decreased by 5% Distribution expenses were 15% of sales for 2021, a decrease of 3 percentage points. This was mainly driven by lower delivered volumes and initiatives to increase efficiency. Selling and administrative expenses, as a percentage of sales, were flat at 14% for 2021. Distribution (% of net sales) Selling and administrative (% of net sales)

Operating EBITDA and EBITDA Margin 2021 Operating EBITDA decreased by 7%, mainly due to lower volume during the fourth quarter and higher cost of sales. 2021 Operating EBITDA margin was 3 percentage points lower as a result of higher cost of sales. 1 Millions of Philippine Pesos Refers to operating EBITDA margin % Operating EBITDA Variation1 21% 18% -7% -41% 20% 11%

Net Income 2021 Net income was 26% lower mainly due to foreign exchange losses. 4Q21 net loss mainly due to lower operating earnings Financial expenses decreased by 56% year-over-year for 2021, reflecting lower debt balances and reduced interest rates Foreign exchange losses were a result of the Philippine Peso to U.S. Dollar exchange rate 2021 income taxes include a one-time expense from the revaluation of deferred tax assets pursuant to income tax rate reductions related to the CREATE Act2 1 Millions of Philippine Pesos 2 The Corporate Recovery and Tax Incentives for Enterprises or the CREATE Act, which was approved into law on March 26, 2021 Net Income1

Free Cash Flow & Guidance

2021 Free cash flow after maintenance CAPEX increased 11% due to lower financial expenses and lower working capital. Maintenance capital expenditures were higher as we moved out from pandemic lockdowns in 2021. Working capital decreased mainly due to higher payables. Strategic capital expenditures were lower due to delays in the implementation of the Solid Plant New Line project. Free Cash Flow

2022 Guidance Cement Volumes High single-digit percentage increase Capital expenditures PHP 4,760 million PHP 1,450 million PHP 6,210 million Solid Cement Plant Expansion CAPEX Maintenance and Other CAPEX Total CAPEX

2022 Outlook Construction activity expected to remain a driver of economic recovery 2022 national budget is the highest in Philippine history1, with 17% allocated to the Department of Public Works and Highways and Department of Transportation. Markets foreseen to remain highly competitive with the presence of imported cement throughout country Inflationary pressures to cost likely to persist for inputs such as energy and transportation.  We expect our 2022 major kiln2 maintenance shutdown costs to be similar to 2019 levels. APO Plant kiln #1 maintenance executed in January 2022, coinciding with installation of the APO waste-heat recovery facility. Solid Plant major kiln maintenance3 expected in 2Q22. APO Plant kiln #2 major maintenance expected in 3Q22. We look to enhance our customer experience and derive operational efficiencies. We plan to implement our carbon reduction roadmap. 1 2022 Philippine national budget is 11.5% higher than the 2021 national budget 2 Solid Plant currently has 1 kiln. APO Plant currently has 2 kilns. 3 Solid Plant last conducted scheduled major kiln maintenance in November 2020

Q&A Session 2021 Fourth Quarter Results

Contact Information Stock Information PSE: CHP Investor Relations In the Philippines +632 8849 3600 chp.ir@cemex.com

2021 Fourth Quarter Appendix

Debt Maturity Profile Total Debt: PHP  10,755 Avg. life of debt1: 4.5 years Net Debt to EBITDA2: 1.3x All amounts in millions of Philippine Pesos 1 Based on weighted average life of debt 2 Last 12 months Consolidated EBITDA 3,782 4,583

Additional Debt Information Note: All amounts in millions of Philippine Pesos, except percentages and ratios 1 U.S. dollar debt converted using end-of-period exchange rates 2 Includes leases, in accordance with Philippine Financial Reporting Standards (PFRS) 3 Based on BDO Loan Facility financial covenants

Definitions PHP Philippine Pesos Prices All references to pricing initiatives, price increases or decreases, refer to our prices for our products. Operating EBITDA Operating earnings before other expenses, net, plus depreciation and operating amortization. Free Cash Flow Operating EBITDA minus net interest expense, maintenance and strategic capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation), Maintenance Capital Expenditures Investments incurred for the purpose of ensuring the company’s operational continuity. These include capital expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or company policies, Strategic capital expenditures investments incurred with the purpose of increasing the company’s profitability. These include capital expenditures on projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs. Change in Working capital in the Free cash flow statements Only include trade receivables, trade payables, receivables and payables from and to related parties, other current receivables, inventories, other current assets, and other accounts payable and accrued expense. Net Debt Total debt (debt plus leases) minus cash and cash equivalents.